Casella Waste Systems, Inc.

October 2015

Enhancing Stockholder Value at Casella



JCP
INVESTMENT MANAGEMENT

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of JCP Investment Management, LLC ("JCP"), and are based on publicly available information with respect to Casella Waste Systems, Inc. (the "Issuer"). Certain financial information and data used herein have been derived or obtained from public filings, including filings made by the Issuer with the Securities and Exchange Commission ("SEC"), and other sources.

JCP has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

Except for the historical information contained herein, the matters addressed in this presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements.

JCP shall not be responsible or have any liability for any misinformation contained in any SEC filing, any third party report or this presentation. There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which JCP believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

JCP reserves the right to change any of their opinions expressed herein at any time as they deem appropriate. JCP disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security.

Table of Contents

JCP
INVESTMENT MANAGEMENT

I. Overview and Total Shareholder Return

JCP
INVESTMENT MANAGEMENT

Why Change is Warranted

JCP first purchased shares of Casella Waste Systems, Inc. ("Casella" or the "Company") in 2010. Since then, we have witnessed the Board of Directors (the "Board") oversee significant value destruction and chronic underperformance.

- **Abysmal total shareholder return (TSR):** The Total Shareholder Return over the last -3, -5 and -10 years has been <u>extremely disappointing</u>. In the last 10 years, the stock is down nearly 50%.

- **Poor capital allocation:** In the past 10 years despite generating cumulatively +$600 million in cash flow from operations and spending $770 million on capital expenditures, Casella has <u>not</u> increased the earning power of the Company.

- **Excessive leverage and stock dilution has been rampant:** The Company is leveraged at +5.0x while competitors like Republic, Waste Management, Progressive, and Waste Connections are leveraged less than 3.5x. Meanwhile, the Class A share count has increased by 67% since 2005, a significant dilution of the public shareholders, while Chairman and CEO John Casella and his brother Vice Chairman Doug Casella have retained the same count for their super-voting Class B shares.

- **Poor operating performance:** Revenues have remained flat despite significant capital expenditures. EBITDA has decreased from $112 million in 2005 to $95 million in 2014 and EBITDA margins have declined.

- **Troubling related party transactions and entrenchment** : Casella has paid more than $80 million to Casella Construction controlled by Chairman and CEO John Casella and his brother Vice Chairman Doug Casella over the past 10 years. John and Doug own approximately 6% of the Company, while retaining voting interests in more than 20% of the company. We believe this disproportionate voting power has allowed John Casella to retain his position despite disastrous results over his 18 year tenure.

- **Broken promises & missed targets** : The Board and CEO John Casella continue to make promises and issue guidance on which they fail to deliver.

Opportunity for Change

Change is Urgently Needed at Casella

After 18 years the Board has repeatedly failed to produce shareholder value

We have nominated directors who are highly-qualified and offer a better future for Casella

There is substantial opportunity to create value for the benefit of all Casella Class A shareholders

JCP
INVESTMENT MANAGEMENT

JCP's Nominees Will Drive Positive Change

Brett Frazier (60)



- **12 years at Waste Management**, Senior VP over East and Southern Groups
- **19 years at BFI**, formerly second largest waste company in the world.
- Full P&L responsibility for 20 years
- Area Vice President – Marketing and Sales and Head of Investor Relations



James Pappas (34)

- **Managing Member** JCP Investment Management
- **Board of Directors** at Jamba Juice, 2015 – Present
- **Board of Directors** at The Pantry, 2014 – 2015
- **Chairman of the Board** at Morgan's Foods, 2012 – 2014
- **Investment Banker** at Goldman Sachs
- **Investment Banker** at Bank of America / Merrill Lynch







JCP
INVESTMENT MANAGEMENT

Why We are Here

❑ **Share Price Down nearly 50% over 10 years**

❑ **+$770 million over 10 years in Capital Expenditures with no incremental growth in EBITDA**

❑ **+$80 million in Related Party Transactions**

❑ **Share count up more than 60% over 10 years**

❑ **Consistently Missed Guidance over 15 years**

JCP
INVESTMENT MANAGEMENT

JCP Has Made Every Attempt to Reach Amicable Resolution

August 9th, 2015

- JCP submitted a Formal Settlement Proposal to the Company in an attempt to resolve the proxy contest amicably

August 18th, 2015

- Casella responded with a flat rejection, with no counter offer and a clear indication that the Company will not discuss settlement at all

Neither John Casella nor any other representative of the Company has reached out to JCP since April

JCP is open to an amicable resolution

II. History of Poor Performance and Undervaluation

Total Shareholder Return (TSR)

Management and the Board have a record of poor shareholder returns despite favorable markets and strong peer performance

Casella has materially underperformed Proxy and S&P 500 groups by considerable amounts over 3-, 5-, and 10- year periods

	Share Price Performance [1]			
	1-Year	3-Year	5-Year	10-Year
Republic Services Inc	17%	67%	62%	146%
Waste Connections Inc	12%	70%	97%	267%
Waste Management Inc	17%	79%	72%	171%
Most Similar Competitors	15%	72%	77%	195%
S&P 500 Index	9%	40%	73%	71%
2014 CWST Proxy Group [2]	10%	52%	60%	155%
Casella Waste Systems Inc	**42%**	**32%**	**23%**	**-53%**
Underperformance vs. S&P 500 Index	32%	-8%	-50%	-124%
Underperformance vs. 2014 CWST Proxy Group	**32%**	**-21%**	**-37%**	**-208%**

Source: Bloomberg as of October 16, 2015

1. Figures are adjusted for dividends.

2. Progressive Waste Solutions is calculated with Canadian listed equity unadjusted for US dollar.

JCP
INVESTMENT MANAGEMENT

Shareholder Value Lost

"The market value of our company – *your* company – grew by over seventy percent since the pricing of our initial public offering last fall.

This growth in shareholder value is the simplest measure of our success."

- John Casella, Shareholder Letter, 1998



IPO 1997
$18.00

18 years later

Oct 2015
$5.96

John Casella = +$80 million in Related Party Dealings

Shareholders = Loss of more than 60%

Source: Per Bloomberg and SEC Filings as of October 16th, 2015.
Note: First trading day of 10/29/97 closing price of $22.25.

JCP
INVESTMENT MANAGEMENT

No Increase in Revenue after Cap Ex Spend

Casella has produced no more revenues today than it had in 2006 after years of significant capital expenditures



Source: SEC Filings

JCP
INVESTMENT MANAGEMENT

Declining EBITDA and EBITDA Margins

Casella has not been able to increase EBITDA or EBITDA margins even as it continues to release guidance claiming that to do so



"We believe **the best measure of performance** in our industry remains cash flow. We continue to focus on earnings before interest, taxes, depreciation and amortization (EBITDA) as our performance yardstick." - *John Casella, 2000 Annual Report*

Source: SEC Filings

JCP
INVESTMENT MANAGEMENT

III. Serious Concerns About Capital Allocation

JCP
INVESTMENT MANAGEMENT

Serious Concerns About Capital Allocation

Capital allocation at Casella has been categorically subpar for more than a decade with many acquisitions, poor execution of internal efforts and declining cash flow despite ample capex spending

Capital Expenditures

– Casella's capital expenditure program is yet to produce incremental cash flow over the last 10 years

Poor Acquisitions

– Nearly $90 million has been spent over the last 10 years on acquisitions with no incremental cash flow. Over this same time period the share count is up more than 50% with no incremental value added

KTI Acquisition

– 3 members of the Board, including John and Doug Casella, who oversaw the 1999 acquisition of KTI are still serving despite the catastrophic results

JCP
INVESTMENT MANAGEMENT

Years of Capex Without Incremental Growth

❑ **For years cash flow has been poorly spent organically and on acquisitions that have generated no incremental EBITDA**

❑ **Casella generated more than $600 million in Cash Flow from Operations over last 10 years with no return**

+$770 million spent over 10 years with a declining EBITDA	*($ in Thousands)*



	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	LTM
Cumulative Capex+Acquisitions	89,577	223,279	328,202	413,257	473,387	528,601	585,594	646,908	726,894	785,822	846,079
Adjusted EBITDA	112,050	114,548	118,504	128,334	120,633	123,373	99,309	101,247	87,842	95,109	104,400

Legend: ▉ Cumulative Capex+Acquisitions ●— Adjusted EBITDA

Source: SEC Filings
Note: Adjusted EBITDA adds back depletion and interest accretion non-cash charges each year to remain consistent with Company disclosure. LTM Capex per company presentation.

JCP
INVESTMENT MANAGEMENT

Years of Capex Without Incremental Growth

+$770 million Total Capex over 10yrs

No New EBITDA

= <u>Shareholder Value Destruction</u>

JCP
INVESTMENT MANAGEMENT

Poor Acquisition History

In 1999, Casella agreed to pay $340mm for KTI, a waste company primarily involved in recycling and waste to energy. Long term debt boomed from $82mm in FY1999 to $449mm in FY2000 while they also increased the Class A share count over the year by +40%

"It is, simply, <u>a very powerful combination. It enhances our company's growth opportunities</u> – not only here in the Northeast, but in markets adjacent to and outside the region where we can build the same type of disciplined market leadership platform."

– John Casella, Annual Report, 1999

1 year later



	1/13/99 Projections	FY 2000	% Difference
Revenues	$560	$337	(40%)
EBITDA	$145	$83	(43%)
EPS	$1.30	$0.57	(56%)

Source: Per SEC Filings.

JCP
INVESTMENT MANAGEMENT

Poor Acquisition History

After more than $770mm spent over the past 10 years on capex and other acquisitions, Casella has similar assets as in 1999

	January 13, 1999	January 30, 2015
Landfills	6	10
Collection Operations	34	35
Transfer Stations	46	44
Recycling Facilities	13	18

"Would you do it again?"

"While we certainly wouldn't want to repeat the experience we had with KTI, we will still look for opportunities and take manageable risks within our core market."

- John Casella, Annual Report 2001

Poor Risk Management

Source: Per SEC Filings.

JCP
INVESTMENT MANAGEMENT

Poor Acquisition History

"**From fiscal year 2003 to fiscal year 2007, we invested approximately $177.5 million of capital to acquire and develop strategically located landfill capacity.** Capital spending was elevated during this period as we built-out 25- to 30-year infrastructure and met contractual obligations associated with operating leases at certain of the landfill facilities. The heightened growth capital investment for existing landfill development projects was largely completed by the end of fiscal year 2007 when the focus shifted to extracting appropriate returns from the invested capital." – *CWST 10-K 2012*

Given negative shareholder returns since the beginning of this program, we are concerned what the next 10 years may bring

JCP
INVESTMENT MANAGEMENT

IV. Excessive Leverage and Stock Dilution

JCP
INVESTMENT MANAGEMENT

Excessive Leverage

- **Casella had paid down some of its debt in 2011 after divesting a large portion of the KTI assets; however debt levels are near all time highs again**

- **Debt levels are materially above those of peers and have remained excessively high due in part to failed acquisitions - <u>management and the Board have not been held accountable</u>**



Long Term Debt Increases

Source: SEC Filings

JCP
INVESTMENT MANAGEMENT

Class A Share Dilution

❑ **Class A shares outstanding have increased every year since 2000**

❑ **Class A share issuances have been used by the Board for payments to employees, acquisitions, and de-leveraging the balance sheet – all payments that could have been avoided or controlled by the Board and management**

❑ **While Class A shares held primarily by public shareholders have been continuously diluted, the Class B shares held by Chairman and CEO John Casella and his brother Vice Chairman Doug Casella, have remained unchanged since the Company became public**



Class A Shares

Source: SEC Filings

JCP
INVESTMENT MANAGEMENT

Board Lacks Shareholder Representation

Significant Debt

+ Continuous Class A Dilution

= CASELLA'S BOARD NEEDS LARGE CLASS A PUBLIC SHAREHOLDER REPRESENTATION

V. Troubling Related Party Transactions and Entrenchment

JCP
INVESTMENT MANAGEMENT

Related Party Transactions Continue

- **The Company has paid +$80 Million to Casella Construction, a company controlled by Chairman and CEO John Casella and his brother Vice Chairman Doug Casella**
- **This large payment on an absolute and relative basis represents almost a third of the market capitalization of the Company**

+$80 million in Related Party Transactions over last +10 years



Cumulative

Source: SEC Filings

JCP
INVESTMENT MANAGEMENT

Casella Construction, Inc.





info@casellainc.com | 802-773-0052
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casella
MENDON, VT
CONSTRUCTION
AGGREGATE
HYDRAULICS
New England's leading experts in heavy construction
Complete aggregate product line
Full range of custom crushing and screening services
Full-service hydraulic and hydrostatic repair facilities

- Casella does business with Casella Construction
- John has significant interests in both
- +$80 million in revenues are paid to Casella Construction from Casella for business done over the last +10 years

John Casella Has Conflicting Interests with Public Class A Shareholders

28

JCP
INVESTMENT MANAGEMENT

Loans to Employees

- **Generally poor practice for the Company to lend money to employees**

- **From 2000 to 2011, the Company made a $1 million loan to the then COO for margin loans he had taken on his stock**

- **The interest rate charged was the prime rate with no maturity, while the Company borrowed at high yield rates**

- **John Casella and the Board lent employees money cheaply while the Company was servicing expensive debt**

JCP
INVESTMENT MANAGEMENT

Class A Dilution Continues with No Growth

❑The Company has a dual class capital structure – while the Class A shares held predominantly by public shareholders have 1 vote per share, the Class B shares held exclusively by Chairman and CEO John Casella and his brother have 10 votes per share

❑This means that while John and Doug Casella have less than 10% economic interest in the Company they command more than 20% of the total voting power

❑**In addition, John Casella has served as both Chairman and CEO for the past 18 years and should be held accountable for the value destruction he has overseen**



	1998	2015
Class A - Public Shareholders (1 Vote Per)	10,563,504	39,928,206
Class B - John and Doug Casella (10 Votes Per)	988,200	988,200

As <u>both</u> Chairman and CEO for 18 years and holder of +20% voting power John Casella is directly responsible for the dire state of Casella

JCP
INVESTMENT MANAGEMENT

CEO John Casella HAS Never Purchased but Consistently Sold Class A Shares

CEO JOHN CASELLA HAS NEVER MADE AN OPEN MARKET PURCHASE OF ONE SHARE OF CLASS A STOCK

CEO CASELLA HAS SOLD NEARLY $1 MILLION WORTH OF CLASS A SHARES SINCE 2007

Trade Date	Participants	Net Sell (Shares)
6/10/2015	CASELLA JOHN W	-2,928
7/3/2014	CASELLA JOHN W	-10,118
12/17/2013	CASELLA JOHN W	-2,968
12/16/2013	CASELLA JOHN W	-32,644
12/13/2013	CASELLA JOHN W	-17,400
7/18/2012	CASELLA JOHN W	-9,140
7/17/2012	CASELLA JOHN W	-3,800
3/8/2012	CASELLA JOHN W	-11,161
3/7/2012	CASELLA JOHN W	-3,839
6/24/2011	CASELLA JOHN W	-11,280
6/24/2010	CASELLA JOHN W	-6,138
12/16/2009	CASELLA JOHN W	-7,600
12/15/2009	CASELLA JOHN W	-29,900
1/12/2007	CASELLA JOHN W	-8,000
	Total Shares	-156,916
	@$5.96	-$935,219

Source: Per Bloomberg.

VI. Broken Promises & Missed Targets

Broken Promises & Missed Targets

GUIDANCE

Announcement	January 13th, 1999		June 7th, 2010		July 7th, 2015		2018
Revenue	$560m		$532 - $542m		$525 - $535m		1.7% - 2.6% CAGR
EBITDA	$145m		$123 - $127m		$103 - $107m		$122 - $132m
EPS	$1.30 per share		-		-		-
Period	For FY2000		For FY2011		For CY2015		For CY2018

Source: SEC Filings.

Missed   **Missed**   **???**   **???**

"Our vision? **Double the size** of our business by the continued concentration of our existing core franchise over the next three to five years."

- *John Casella, 2003 Annual Report*

Broken Promises & Missed Targets

GUIDANCE (cont)

FY2000 Guidance

After the merger, Casella will have annualized revenues of approximately $460 million, EBITDA in excess of $115 million, and total assets in excess of $650 million. The companies anticipate near-term synergies of approximately $9 million annually. The transaction is expected to be immediately accretive to earnings, estimated at $0.34 per share over current First Call estimates of $0.96 for the fiscal year ending April 30, 2000.

For the fiscal year ending April 30, 2000, the combined company projects revenues of $560 million, EBITDA of $145 million, and EPS of $1.30 per share.

– CWST 8-K January 13th, 1999

FY2011 Guidance

Revenues $532.0 million - $542.0 million

Adjusted EBITDA $123.0 million- $127.0 million

Capital Expenditures between $60.0 million and $66.0 million, with maintenance capital expenditures of $53.0 million to $56.0 million and growth capital expenditures of $7.0 million to $10.0 million
Free Cash Flow* between $1.0 million and $8.0 million

– CWST 8-K June 7th, 2010

Missed Guidance

JCP
INVESTMENT MANAGEMENT

Broken Promises & Missed Targets

LEVERAGE

"**Over the next three to five years we have targeted a leverage of three to 3.5 times debt to EBITDA** and ultimately we believe that bringing our leverage down to this range will reduce our cost of capital for future borrowings."
– *John Casella, Earnings Call 1Q10*

Undelivered Promises



Decade of increasing leverage

Year	Leverage
2005	3.4x
2006	4.0x
2007	4.0x
2008	4.3x
2009	4.5x
2010	4.5x
2011	4.7x
2012	4.7x
2013	5.6x
2014	5.3x
LTM	5.1x

"I think that it's important that, from our perspective, we want to get to below 3.5 times debt-to-EBITDA; that was our target, but we want to get below it. **Our strategic plan shows that we will get there fairly comfortably, but we want to get there as quickly as possible."** – *John Casella, Earnings Call 3Q11*

Broken Promises & Missed Targets

OPERATIONAL

"We have numerous operating initiatives including the pricing initiative. So we certainly expected not just the debt to go down, but the EBITDA to rise. And the cash flow numbers really start to jump in 2012 when we take that $24 million a year by then, of cash interest out of the model." – *John Casella, Earnings Call 3Q11*

"I believe that our team now clearly understands their part in accomplishing our goals to increase free cash flow to over $20 million in fiscal year 2013, reach profitability, and decrease our leverage below 3.5 times." – *John Casella, Earnings Call 1Q12*



Undelivered Promises

JCP
INVESTMENT MANAGEMENT

Broken Promises & Missed Targets

<u>DILUTION</u>

"We've also been asked by many of our shareholders if we plan to issue equity. Our answer is no. Our stock is extremely undervalued, and we don't have a great use of proceeds and while our leverage is still not at our long-term targeted level, we do not have any looming maturities that would force us to issue equity."

– John Casella, CWST Earnings Call 4Q11



11.5 million shares were issued on September 28, 2012 at \$4.00 per share

JCP
INVESTMENT MANAGEMENT

Broken Promises & Missed Targets

"If plantings made confidently are repeatedly followed by disappointing harvests, something is wrong with the farmer.

Just as you should be suspicious of managers who pump up short-term earnings by accounting maneuvers, asset sales and the like, so also should you be suspicious of those managers who fail to deliver for extended periods and blame it on their long term focus."

- Warren Buffet, Chairman Letter, 1992

JCP
INVESTMENT MANAGEMENT

Board has Overseen Poor Performance

- We are fully supportive of <u>Jim O'Connor</u> and believe he will add tremendous value to Casella

- **Six members of the Board have served for more than 8 years and have overseen Casella's poor performance**

- Now is the time for significant change on the Board

	Years
2015 Class	
James O Connor	0
Bill Hulligan	0
John Casella	22
2016 Class	
Doug Casella	22
James Callahan	13
Michael Burke	8
2017 Class	
Greg Peters (Class A seat)	22
Joseph Doody	11
Emily Green	3
Average Board Tenure	**11**

Bill Hulligan (72), new Board appointee is former director of waste management company that filed for bankruptcy

- Served as a director and member of the Audit Committee of EarthCare Company (OTC:ECCO) until 2000

- EarthCare Company filed for bankruptcy in 2002

- We are concerned that Mr. Hulligan has also been appointed to Casella's Audit Committee given this history

JCP
INVESTMENT MANAGEMENT

VII. JCP Opportunities to Create Value

Over-Promise, Under-Deliver

Another "transformational" plan – one of several since IPO in 1997

A history of over-promising and under-delivering



Adjusted EBITDA Bridge ($mm)
$87.8
FYE 4/30/13
$95.1
FYE 4/30/14
$107 to $103
2015 Guidance
#1 - Landfills
+$10 to +$18
• Eastern LF price (+350bps/yr in excess of CPI)
• Western LF volumes (+200k to +400k tons/yr)
• Focus on operating efficiencies
#2 - Collection
+$11 to +$15
• Improve margins by +80 to +120bps/yr
• Focus on pricing, operating efficiencies and selling/swapping under-performing routes
#3 - Resource Solutions
+$6 to +$7
• Recycling focus on driving returns (SRA fee, increased 3rd party tipping fees, and efficiencies)
• Customer Solutions focus on industrial services growth
Other
($10) to ($13)
• Unidentified downsides to projections
$132 to $122
2018 Target
Upsides not included in plan:
• McKean landfill rail infrastructure
• Recovery of C&D
• Recovery of commodity pricing (recycling or energy)
• Additional landfill volumes in East
• Landfill permit expansions

Competitive Tonnage market

We continue to be skeptical that Casella will receive the tons…at $30.00 per ton



10 Disposal Facilities
4 Landfill Gas-to-Energy Facilities
Other disposal sites (closed)
Other disposal sites (potential to close)
2 New Disposal Facilities online
Expected NYC waste flows
Clinton LF 175k tons/yr 15.7mm tons capacity
WasteUSA LF 600k tons/yr 14.4mm tons capacity
NCES LF No annual cap 1.8mm tons capacity
Juniper Ridge LF No annual cap 23.8mm tons capacity
PERC WTE 300k tons/yr PPA expires 2017
Moretown LF 286k tons/yr, Closed 2013
MERC WTE 300k tons/yr, Closed 2012
Rockland 45k tons/yr, Closing 2015
Hyland LF 312k tons/yr 14.6mm tons capacity
Ontario LF 918k tons/yr 12.8mm tons capacity
Finch LF 130k tons/yr New 2014
Dunn LF ~300k tons/yr New 2015
Claremont WTE 73k tons/yr, Closed 2013
Southbridge LF 405k tons/yr 7.0mm tons capacity
Albany LF 275k tons/yr Closing 2016
Allegany LF 55k tons/yr Closing 2016
Taunton LF 120k tons/yr Closing 2018
1 Granby LF - 235k tons/yr, Closed 2014
2 S. Hadley LF – 156k tons/yr, Closed 2014
3 Barre LF - 94k tons/yr, Closing 2015
4 Northampton LF – 50k tons/yr, Closed 2013
5 Chicopee LF - 365k tons/yr, Closing 2018
Wallingford WTE 130k tons/yr Closed 2015
Fall River LF 376k tons/yr, Closed 2014
McKean LF (1) 312k tons/yr 2.1mm tons capacity
Hakes LF 462k tons/yr 4.0mm tons capacity
Chemung LF 200.5k tons/yr 6.8mm tons capacity
Big Run LF 775k tons/yr, Rail to cease 2016
Tullytown LF 2.5mm tons/yr, Closing 2017
NYC Dept of Sanitation
• 10k – 12k tons per day.
• Building 4 marine transfer stations to transload waste to rail (1 operational in early 2015).
• Expect an additional 1.0m tons/yr to be disposed in NY.
Note: Total disposal capacity includes permitted and permittable airspace estimates at each site as of December 31, 2014.
(1) Annual capacity does not reflect the 1.5mm tons per year rail permit at McKean LF.
Casella Waste Systems
13

JCP
INVESTMENT MANAGEMENT

Opportunities

1. **Monitor Capital Expenditures and Plan**

   1. Closely monitor the proposed capital expenditure program and transformational plan

2. **Assess All Opportunities to Decrease Leverage**

   1. Assess opportunity to deleverage through asset sales

3. **G&A Analysis**

   1. Corporate Structure Analysis – analyze headcount and offices

4. **Corporate Governance Changes**

5. **Assess 2016, 2017 and 2018 Business Plan**

   1. Forced Ranking of Facilities

A vote for JCP is a vote for accountability, strong corporate governance and commitment to shareholder value

It is NOT a vote against the current business plan

JCP
INVESTMENT MANAGEMENT

JCP Plan of Days 1-30

JCP has a proven ability to lead a board through the initial transition period without unnecessary distractions to the core operations of the company

- Our director candidates are highly experienced and capable of looking holistically at the business for improvements and strategic direction

	Operational	Financial	Strategic	Corporate Governance
Days: 1-30 (Transition the Board & Review Data)	Request raw data on all business units Do we have the right people in the right seats?	Assess capital expenditure programs Address significantly underperforming margins vs peer Review ROI on every dollar spent	Review under performing landfills and collections operations Evaluate previous acquisitions and respective value creation to shareholders	Review all related party transactions Initiate review of Class A/B structure Seek to split CEO / Chairman role

JCP
INVESTMENT MANAGEMENT

JCP Plan of Days 31-60

We take an open approach to the Board and look to create value for all shareholders based on the information we gather

- It is critical that the Board make decisions based on all available information, not simply management presentations

- Every contract and asset will be reviewed in this time period so that capital allocation decisions are made effectively and with full knowledge

	Operational	Financial	Strategic	Corporate Governance
Days: 31-60 (Validate Assumptions and Evaluate Internal Programs)	Optimize logistics program in coordination with management team Complete thorough analysis of cost structure	Seek ways to delever the business <u>immediately</u>	Determine value of each vertical hauling to disposal operation Review value of business under auction process scenario 5 Year Strategic Plan	Initiate review of Classified Board Propose ability for shareholders to call special meetings

JCP
INVESTMENT MANAGEMENT

JCP Plan of Days 61-100

Within the first 100 days we have a deep fundamental knowledge of all "levers" that can be pulled and we put forward looking plans into motion

- Days 61-100 are more focused on the 5 year plan than prior days

- It is key during this time period to analyze the strategic plan in relation to the value it creates – and make sure the plan creates enough value for shareholders

	Operational	Financial	Strategic	Corporate Governance
Days: 61-100 (Implement Operational and Financial Changes)	Seek to address below market pricing Maximize cash flow at each unit, not volume	Monetize under utilized assets Review all recycling and waste to energy programs not required by law	Evaluate opportunity set on a go-forward basis Determine opportunities for growth and margin expansion What is the best use of capital?	Implement director resignation policy for subsequent annual meeting

JCP
INVESTMENT MANAGEMENT

VIII. Conclusion

JCP
INVESTMENT MANAGEMENT

We have serious concerns but there is opportunity

As shareholders, we have seen massive value destruction over an extended period of time and a Board that has not been held accountable

- Operational Concerns
  - Management has made promises for over a decade of improving cash flows and delevering the Company. **They have all been promises not met**
  - Margins at Casella have taken a decline in recent years despite peers continuing to perform well

- Financial Concerns
  - At +5.0x leverage Casella has created an untenable situation without shareholder representation

- Corporate Governance Concerns
  - CEO / Chairman, classified Board, Class A/B structure are but a few corporate governance issues that have led to an unaccountable Board and massive value destruction
  - Conflicts of interest have run rampant for over 10 years with +$80 million in related party transactions

- **There is Opportunity to Maximize Value at Casella with Change**
  - Despite the missteps, we believe Casella has an attractive base of assets that if appropriately managed can yield increased cash flows for years to come

JCP is one of the largest shareholders of Casella and as we have stated previously, we are willing to do whatever we must to achieve maximum value for ALL shareholders

JCP
INVESTMENT MANAGEMENT

JCP Investment Management

The Pantry

- $7.5 billion Revenue, +$200 million in EBITDA with 1,500 convenience stores spread across the southeast United States
- Proxy vote in March 2014 replacing 3 directors on the Board, with James Pappas, Todd Diener and Josh Schechter joining the Board

Opportunity for Value Creation:

- The Total Shareholder Return over the last -3, -5 and -10 years was negative, The Pantry underperformed its Peers and underperformed the broader equity markets
- Adjusted EBITDA declined from +$280 million in FY 2009 to $202 million in FY 2013
- The company spent more than $900 million in capital expenditures and more than $900 million in acquisitions in the previous 10 years and EBITDA nominally increased
- Four CEOs in 5 years
- The average board tenure was +7 years with some members of the board having served for 9 to 11 years, current directors held less than 1% of the stock, had been net sellers of the stock since 2010 and the board received more than $8.5 million in compensation over the period of underperformance



After strategic assessment of how much return on capital would be achieved by potential remodel initiative, the board decided to evaluate strategic alternatives and in December 2014 announced a sale to Alimentation Couche-Tard in a $1.8 billion transaction



If shareholders had invested in The Pantry when we joined the board, they would have made over 2.0x their money.

JCP believes a change in leadership is sometimes required – at Morgan's we were instrumental in Chairman / CEO change and at The Pantry, we replaced the Chairman.



We are NOT focused on the last quarter – we are focused on the next 10 years and ensuring they are better than the last

Other company involvements: Jamba Juice, Viad, AmREIT

JCP
INVESTMENT MANAGEMENT

Brett Frazier will Bring Great Experience

Brett Frazier's experience at Waste Management and BFI, especially in the East, is highly relevant to Casella's issues

 

Brett W. Frazier is currently retired after serving in multiple executive roles for **Waste Management, Inc. (NYSE:WM)** ("Waste Management"), North America's leading provider of comprehensive waste management environmental services, from 2000 until July 2012. Mr. Frazier most recently served as Senior Vice President – Southern Group, where he had full P&L accountability for Waste Management's largest and most profitable operating group, and _Senior Vice President – Eastern Group_, where he had full P&L responsibility for the 13 states in the Northeast.

From 1980 until 1999, Mr. Frazier held various leadership roles with **Browning-Ferris Industries, Inc.** (BFI Waste Services), formerly the second largest solid waste disposal company in the world, including Area Vice President – Marketing and Sales and Vice President of Investor Relations. Mr. Frazier's professional experience also includes serving as a Regional Vice President for TruGreen Limited Partnership, America's top lawn care company based on market share.

Mr. Frazier earned an MBA from Tulane University.

JCP
INVESTMENT MANAGEMENT

Board Needs Change

JCP has invested significant time and effort in an attempt to reach a settlement agreement with Casella

- We are seeking to work constructively with the rest of the Board

- Our nominees have <u>corporate governance experience, capital allocation experience, operating experience and will explore all options to unlock value</u>

- **We have nominated directors who we believe are highly qualified and offer new perspectives for the future of Casella**

JCP's Nominees are Ready to Create Value

As shareholders, we have seen massive value destruction over an extended period of time and a Board that has not been held accountable

Each of our nominees is highly capable and qualified to help turnaround Casella having waste management, capital allocation and corporate governance experience

There is a tremendous opportunity to create value at Casella and our nominees will work tirelessly to achieve that value

JCP
INVESTMENT MANAGEMENT